

Information Regarding Fitch's
Designated Compliance Officer

Heather Merrigan is the Designated Compliance Officer of Fitch Ratings, Inc. Ms. Merrigan is employed full time by Fitch Ratings, Inc.

Employment History:

- *Fitch Ratings, Inc.*
    - o Chief Compliance Officer (January 2023 – Present)
    - o Head of Compliance, Americas (April 2019 – 2023)
    - o Assistant General Counsel (2000 – 2019)
    - o Regional Compliance Manager, Americas (2003 – 2008)

- *Duff & Phelps Credit Rating Co.*, Chicago, IL
    - o Vice President & Assistant General Counsel (1998 – 2000)

Education:

- *University of Kansas, B.A.*

- *University of Missouri – Kansas City, J.D.*

- *Loyola University Chicago, M.B.A, Finance and International Business*